     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 4, 1997
                                                       REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                            AMERICAN STORES COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              87-0207226
                                       (I.R.S. EMPLOYER IDENTIFICATION NO.)
  (STATE OR OTHER JURISDICTION OF
   INCORPORATION OR ORGANIZATION)

               709 EAST SOUTH TEMPLE, SALT LAKE CITY, UTAH 84102
                                 801-539-0112
  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                          KATHLEEN E. MCDERMOTT, ESQ.
                              CHIEF LEGAL OFFICER
                            AND ASSISTANT SECRETARY
                            AMERICAN STORES COMPANY
                             709 EAST SOUTH TEMPLE
                          SALT LAKE CITY, UTAH 84102
                            TELEPHONE: 801-539-0112
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:

    ERIC S. ROBINSON      PAUL H. WILSON, JR.       WINTHROP B. CONRAD, JR.
WACHTELL, LIPTON, ROSEN   DEBEVOISE & PLIMPTON       DAVIS POLK & WARDWELL
         & KATZ             875 THIRD AVENUE          450 LEXINGTON AVENUE
  51 WEST 52ND STREET      NEW YORK, NEW YORK       NEW YORK, NEW YORK 10017
   NEW YORK, NEW YORK            10022              TELEPHONE: 212-450-4000
         10019            TELEPHONE: 212-909-6000
TELEPHONE: 212-403-1000

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                                ---------------
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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                                              PROPOSED        PROPOSED
 TITLE OF EACH CLASS OF       AMOUNT          MAXIMUM          MAXIMUM
    SECURITIES TO BE           TO BE       OFFERING PRICE     AGGREGATE          AMOUNT OF
       REGISTERED          REGISTERED(1)    PER SHARE(2)  OFFERING PRICE(2) REGISTRATION FEE(2)
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Common Stock, par value
 $1.00 per share(3)....  17,719,096 shares    $44.9375     $796,251,876.50       $241,289

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(1) Includes 2,311,186 shares to cover over-allotments, if any. The shares of Common Stock are not being registered for the purpose of sales outside the United States.
(2) Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(c) on the basis of the average high and low prices reported on the New York Stock Exchange Composite Tape on March 3, 1997.
(3) Also being registered are the associated Preferred Share Purchase Rights.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MARCH 4, 1997

                               15,407,910 SHARES
[LOGO]                      AMERICAN STORES COMPANY
                                  COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)
                                  ----------

  Of the 15,407,910 shares of Common Stock offered, 12,326,330 shares are being offered hereby in the United States and 3,081,580 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

  All of the shares of Common Stock offered are being sold by the Selling Stockholders named herein, other than shares, if any, sold in connection with the exercise by the Underwriters of the over-allotment options, which will be sold by the Company. The Selling Stockholders consist of members of the family of L.S. Skaggs, the former chairman and a current director of the Company, certain charitable trusts and foundations and certain trusts created for the benefit of members of the Skaggs family. The Offerings are conditioned upon the Company's repurchase of 12,222,222 shares of Common Stock from the Selling Stockholders at $45 per share, and all such transactions are expected to be consummated simultaneously. After the Offerings and the Repurchase, the Selling Stockholders will beneficially own an aggregate of less than one percent of the outstanding shares of Common Stock. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares offered hereby, other than proceeds from the sale of shares, if any, sold in connection with the exercise by the Underwriters of the over-allotment options.

  The last reported sale price of the Common Stock, which is listed under the symbol "ASC" on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange, was $44.50 per share on the New York Stock Exchange on March 3, 1997. See "Price Range of Common Stock and Dividend Policy".

                                  ----------

THESE  SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE  SECURITIES
 AND  EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION   NOR  HAS
  THE SECURITIES  AND EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                                 INITIAL PUBLIC UNDERWRITING PROCEEDS TO SELLING
                                 OFFERING PRICE DISCOUNT (1)  STOCKHOLDERS (2)
                                 -------------- ------------ -------------------
Per Share......................       $             $               $
Total (3)......................      $             $                $

-----
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Estimated expenses of $675,000 are payable by the Company. In addition, the Company has agreed to pay part or all of the underwriting discount to the extent the net proceeds to the Selling Stockholders would otherwise be less than $45 per share. See "Selling Stockholders--Selling Stockholders' Agreements".

(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 1,848,949 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 462,237 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount, proceeds to Selling Stockholders and proceeds to
    Company will be $    , $    , $     and $    , respectively. See
    "Underwriting".

                                  ----------

  Goldman, Sachs & Co. is acting as book running lead manager for the
Offerings. Goldman, Sachs & Co. and J.P. Morgan & Co. are acting as joint lead managers. The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New
York, New York, on or about       , 1997 against payment therefor in
immediately available funds.
GOLDMAN, SACHS & CO.                                           J.P. MORGAN & CO.
                              Joint Lead Managers


DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
                    MORGAN STANLEY & CO.
                            INCORPORATED
                                                               SMITH BARNEY INC.
                                  ----------

                  The date of this Prospectus is       , 1997.

                [MAP DEPICTING STORE LOCATIONS, LOGOS OF STORE
                               OPERATING NAMES]




  CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, Suite 1400; and 7 World Trade Center, New York, New York 10048; or from the Commission's worldwide web site at http://www.sec.gov. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information are also available for inspection and copying at the offices of each of the following exchanges on which the Company's Common Stock is listed: The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, Inc., 440 South LaSalle Street, Chicago, Illinois 60605; the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104; and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, Pennsylvania 19103.

  The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement, including the exhibits filed as part thereof. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies thereof may be obtained from the Commission at prescribed rates.

  CAUTIONARY NOTE: This Prospectus and certain of the documents incorporated herein by reference contain certain forward-looking statements about the future performance of the Company which are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food and drug industries generally and particularly in the Company's principal markets; the ability of the Company to implement the Company's Delta initiatives in accordance with the currently contemplated schedule and budget; changes in the financial markets which may affect the Company's cost of capital and the ability of the Company to access the public debt and equity markets to refinance indebtedness and fund the Company's capital expenditure program on satisfactory terms; supply or quality control problems with the Company's vendors; and changes in economic conditions which affect the buying patterns of the Company's customers.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company (File No. 1-5392) with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996, which incorporates by reference certain portions of (a) the Company's 1995 Annual Report to Stockholders and (b) the Company's proxy statement for the 1996 Annual Meeting of Stockholders;

    2. The Company's Quarterly Reports on Form 10-Q for each of the thirteen week periods ended May 4, 1996, August 3, 1996 and November 2, 1996;

    3. The Company's Reports on Form 8-K dated July 2, 1996, September 23, 1996 and February 21, 1997; and

    4. Amendment No. 5 to the Company's Registration Statement on Form 8-A, Commission File No. 1-5392, filed with the Commission on February 25, 1997, in which there is described the terms, rights and provisions applicable to the Company's Preferred Share Purchase Rights, and any similar report or amendment filed subsequently for the purpose of updating such description.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to American Stores Company, 709 East South Temple, Salt Lake City, Utah 84102, P.O. Box 27447, Salt Lake City, Utah 84127-0447, Attention: Investor Relations (telephone: 801-539-0112).

                                  THE COMPANY

  American Stores Company is one of the nation's leading food and drug retailers with annual sales in its fiscal year ended February 1, 1997 of $18.7 billion. The Company is principally engaged in a single industry segment, the retail sale of food and drug merchandise. The Company's principal food operations are Acme Markets, Jewel Food Stores, Lucky Stores Northern California Division, Lucky Stores Southern California Division and Jewel Osco Southwest. The Company's drug stores operate under the Osco Drug and Sav-on names. As of February 1, 1997, the Company operated 1,695 stores in 27 states, including 166 combination stores which are jointly operated by the Company's food and drug store operations and are each counted as two separate stores. The Company's principal executive offices are located at 709 East South Temple, Salt Lake City, Utah 84102 (telephone: 801-539-0112). References to the "Company" in this Prospectus include American Stores Company and its subsidiaries unless the context otherwise requires.

  In 1993, the Company made a strategic decision to move from a holding company orientation to an operating company approach to take advantage of the size and strength of its operations. Key aspects of the Company's strategy and business strengths are:

STRONG MARKET POSITIONS

  The Company's food and drug store operations hold leading market positions, generally number one or two, in each of its core market areas. The Company works to maintain and expand its strong market positions by significantly investing in core market areas.

MAINTAIN A MODERN STORE BASE

  Over the last several years, the Company has significantly increased its capital spending to improve and expand its store base. Capital spending grew from $565 million in 1994 to $801 million in 1995, and to $1 billion in 1996. New and replacement stores are an increasingly important focus of the capital spending program, and accounted for 34% of capital spending in 1994, 45% in 1995, and 57% in 1996 and are expected to account for over 50% of capital spending in 1997. The Company expects to continue to make significant investments in its store base. In 1997, the Company plans to spend approximately $1 billion for capital expenditures. The Company plans to open over 100 new and replacement stores (including 20 jointly operated combination stores which are each counted as two separate stores) and to remodel approximately 100 stores in 1997.

EMPHASIZING COMPETITIVE FORMATS

  The type and mix of store formats must keep pace with the constant changes in customers' needs and tastes. The Company believes that the success of individual food and drug stores is enhanced when they are paired together in a combination store that maintains the identity and full selection of each. The Company also believes that having both combination food and drug stores and stand-alone drug stores in the same market better enables it to meet customer needs. New stores currently being developed are combination food and drug stores of approximately 65,000 square feet and stand-alone drug stores of approximately 16,500 square feet. Currently, the Company operates 233 combination stores (including 166 combination stores jointly operated by the Company's food and drug operations) and plans to open an additional 32 combination stores in 1997 (including 20 jointly operated combination stores).

DELTA INITIATIVES

  Delta is a series of initiatives that is transforming the Company from seven regional, autonomous business units to a single centrally focused operating company. Delta seeks to build on the size of the Company and develop common business processes and systems to best manage growth for the future. Following completion of all of the Delta initiatives, the Company expects to be able to buy products and move them through the supply chain more quickly, efficiently and cost-effectively. The information gathered from the common systems and processes will also assist the Company's marketing and merchandising programs which are designed to enhance sales and margin growth.

                              RECENT DEVELOPMENTS

1996 FOURTH QUARTER AND FISCAL YEAR RESULTS

  On March 4, 1997, the Company announced 1996 fourth quarter earnings of $.85 per share before special charges compared to $.83 per share in the fourth quarter of 1995. The 1996 fourth quarter was 13 weeks compared to 14 weeks in the 1995 fourth quarter. On February 3, 1997, the Company announced special charges aggregating approximately $100 million pre-tax, or $.41 per share after-tax, taken in the fourth quarter of 1996. These charges related largely to a write off of the book value of existing assets related to the implementation of the Delta initiatives, including the consolidation of four general merchandise warehouses as well as its administrative offices, which are currently in progress and are expected to be completed within the 1997 fiscal year. Reported fourth quarter 1996 earnings after the special charges were $.44 per share.

  Before the special charges, earnings were $2.38 per share in 1996 compared to $2.16 per share in 1995. Reported earnings after the special charges for the 1996 fiscal year were $1.97 per share. Fiscal year 1996 had 52 weeks while fiscal year 1995 had 53 weeks.

  Total sales in the fourth quarter were $4.9 billion, compared with $5.1 billion in the prior year. Sales for the quarter without the impact of the extra week in 1995 increased 3.6 percent. For the year, total sales were $18.7 billion, compared with $18.3 billion in the prior year. Comparable store sales were up 2.3 percent for the quarter and up 3.3 percent for the entire fiscal year.

  Operating profit in the fourth quarter of 1996 before special charges increased 5.1 percent to $265.2 million (5.4 percent of sales) compared with $252.3 million (5.0 percent of sales) in the prior year. Of the $100 million in special charges, special charges affecting operating profit were $25.5 million and were not reported as components of either food store operations or drug store operations. An additional $74.5 million of special charges were classified as other non-operating expense. For the year, operating profit before special charges increased 11.4 percent to $787.2 million (4.2 percent of sales) in 1996 compared with $706.8 million (3.9 percent of sales) in 1995. The LIFO charge for 1996 was $11.4 million compared to $12.8 million in 1995.

  Operating profit in the fourth quarter for the food store operations was 5.1 percent of sales compared with 4.6 percent of sales in the comparable period of the prior year. The higher operating profit percentage was attributable primarily to better product mix, lower product costs, benefits from centralized procurement and lower advertising expenses.

  Operating profit in the fourth quarter at the Company's drug store operations increased to 6.4 percent of sales from 6.1 percent of sales in the comparable period of the prior year. Lower operating expenses were achieved despite the added expense associated with more store openings when compared to 1995. A total of 45 drug stores were opened in the fourth quarter compared with 30 in the prior year fourth quarter.

  Interest expense increased to $46.1 million for the quarter from $42.1 million in the comparable period of the prior year due to increased debt levels. Outstanding debt totaled $2.7 billion, and the ratio of total debt to total capitalization was 51.4 percent, at the end of fiscal 1996, up from 48.8 percent at the end of fiscal 1995. The increase in debt is primarily attributable to the Company's capital expenditure program as well as stock repurchases made earlier in the year.

  Earnings before interest, income taxes, depreciation and amortization, LIFO charges, and special charges ("FIFO EBITDA") as a percent of sales was 7.4 percent in the fourth quarter compared with 6.7 percent in the comparable period of the prior year. For the year, total FIFO EBITDA was $1.2 billion before special charges or 6.6 percent of sales compared with $1.1 billion or
6.2 percent of sales in 1995.

  Capital expenditures totaled $324.6 million in the fourth quarter and $1.0 billion for the year. The Company anticipates total 1997 capital expenditures will also be approximately $1.0 billion.

  During the fourth quarter of 1996, the Company opened 58 new stores, completed 14 remodels and closed 24 stores. For the year, the Company opened or acquired 122 new stores, completed 94 remodels and closed 77 stores. Of the 122 total new stores for the year, 23 jointly operated food and drug combination stores are each counted as two stores. Total retail square footage increased by 3.8 percent for the year.

  In anticipation of the expiration of the 1992 Key Executive Stock Purchase Incentive Plan, the Board of Directors recently approved a new stock-based management incentive program. The new program will continue to link executive incentive compensation to shareholder return. The program involves the grant of market-priced stock options that would ordinarily begin to vest on the fifth anniversary of the grant date but which will vest on an accelerated basis if stock ownership requirements are satisfied and the Company achieves annual performance goals. A total of approximately 3.1 million options were granted to 46 senior officers under the program on February 24, 1997 with an exercise price of $45 per share. The Compensation and Stock Option Committee intends to grant approximately 1.2 million additional options to the same 46 officers, and to grant approximately 2.2 million options to 113 other officers of the Company, if a new stock plan incentive is approved by the Company's shareholders at the 1997 annual shareholders' meeting.

  The selected consolidated financial data set forth in the table below should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference in this Prospectus. The selected consolidated financial data for the 14 and 13 weeks ended February 3, 1996 and February 1, 1997, respectively, have been derived from the Company's unaudited financial statements and contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The selected consolidated financial data for the 53 weeks ended February 3, 1996 (other than the information under "Income Statement" which is derived from the Company's consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors) and the 52 weeks ended February 1, 1997 have been derived from the Company's unaudited financial statements.

                           14 WEEKS     13 WEEKS      53 WEEKS      52 WEEKS
                             ENDED        ENDED         ENDED         ENDED
                          FEBRUARY 3,  FEBRUARY 1,   FEBRUARY 3,   FEBRUARY 1,
                             1996        1997(1)        1996         1997(1)
                          -----------  -----------   -----------   -----------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                             AMOUNTS)
INCOME STATEMENT:
 Sales..................  $5,090,584   $4,909,673    $18,308,894   $18,678,129
 Cost of merchandise
  sold, including
  warehousing and
  transportation
  expenses(2)...........  (3,757,281)  (3,583,165)   (13,558,690)  (13,713,151)
                          ----------   ----------    -----------   -----------
 Gross profit...........   1,333,303    1,326,508      4,750,204     4,964,978
 Operating and
  administrative
  expenses(2)...........  (1,080,965)  (1,086,862)    (4,043,381)   (4,203,302)
                          ----------   ----------    -----------   -----------
 Operating profit.......     252,338      239,646        706,823       761,676
 Other income
  (expense):
 Interest expense.......     (42,065)     (46,067)      (159,545)     (171,558)
 Other income
  (expense), net........        (133)     (77,106)         3,638       (85,566)
                          ----------   ----------    -----------   -----------
 Total other income
  (expense).............     (42,198)    (123,173)      (155,907)     (257,124)
 Earnings before income
  taxes.................     210,140      116,473        550,916       504,552
 Federal and state
  income taxes..........     (88,596)     (52,378)      (234,107)     (217,331)
                          ----------   ----------    -----------   -----------
 Net Earnings...........  $  121,544   $   64,095    $   316,809   $   287,221
                          ==========   ==========    ===========   ===========
 Earnings per share.....  $      .83   $      .44    $      2.16   $      1.97
                          ==========   ==========    ===========   ===========
 Average common
  shares................     146,390      145,829        146,943       145,888
                          ==========   ==========    ===========   ===========
COMPARABLE STORE SALES:
 Eastern food
  operations............         3.9%        (0.5)%          1.5%          2.2%
 Western food
  operations............         0.1%         2.0%          (0.8)%         2.4%(3)
 Food store
  operations............         1.8%         0.9%           0.3%          2.3%(3)
 Drug store
  operations............         4.2%         5.9%           4.8%          5.8%
                          ----------   ----------    -----------   -----------
   Total................         2.5%         2.3%           1.4%          3.3%(3)
                          ==========   ==========    ===========   ===========
SALES:
 Food store
  operations............  $3,643,342   $3,442,868    $13,301,742   $13,420,395
 Drug store
  operations............   1,443,570    1,457,902      4,995,389     5,227,308
 Other..................       3,672        8,903         11,763        30,426
                          ----------   ----------    -----------   -----------
   Total sales..........  $5,090,584   $4,909,673    $18,308,894   $18,678,129
                          ==========   ==========    ===========   ===========
OPERATING PROFIT:
 Food store
  operations............  $  168,434   $  177,250    $   542,936   $   608,286
 Drug store
  operations............      87,666       93,201        245,440       259,924
 LIFO...................      11,194       10,592        (12,806)      (11,408)
 Purchase accounting
  amortization..........     (18,992)     (19,758)       (76,877)      (78,654)
 Other..................       4,036        3,880          8,130         9,047
 Special charges........           0      (25,519)             0       (25,519)
                          ----------   ----------    -----------   -----------
   Total operating
    profit..............  $  252,338   $  239,646    $   706,823   $   761,676
                          ==========   ==========    ===========   ===========
OTHER STATISTICS DURING
 THE PERIOD:
 Stores opened..........          42           58             92           122
 Stored closed..........          17           24             39            77
OTHER STATISTICS AT YEAR
 END:
 Total stores...........                                   1,650         1,695
 Total retail square
  footage (in
  millions).............                                    32.5          33.8
 Square footage
  increase..............                                     4.3%          3.8%

--------
(1) Includes special charges of $100.0 million, pre-tax ($.41 per share, after tax) included in cost of merchandise sold ($10.0 million), operating expenses ($15.5 million) and other non-operating ($74.5 million). Earnings per share before the special charges were $.85 and $2.38 for the quarter and fiscal year, respectively.
(2) Beginning with the first quarter of 1996, advertising expense is classified as cost of merchandise sold, rather than operating expense. Prior periods have been reclassified to conform to the new presentation.
(3) Excluding the estimated impact of the Lucky Stores Northern California Division nine-day labor dispute in the first quarter of 1995, the increase in western food operations, food store operations and total comparable store sales for the 52 weeks ended February 1, 1997 would have been 1.9%, 2.0% and 3.0%, respectively.

SELLING STOCKHOLDERS' AGREEMENTS

  On February 20, 1997, the Company entered into agreements with the family of L.S. Skaggs, a director and former Chairman of the Board of the Company, certain charitable trusts and foundations and certain trusts created for the benefit of members of the Skaggs family (collectively, the "Selling Stockholders") for the repurchase (the "Repurchase") by the Company from the Selling Stockholders of 12,222,222 shares of Common Stock for $45 per share, the closing price of the Common Stock on the New York Stock Exchange on such date. The Offerings are conditioned upon the Repurchase and all such transactions are expected to be consummated simultaneously. See "Selling Stockholders--Selling Stockholders' Agreements".

FINANCING PLANS

  The Company is currently in negotiations with its lenders to increase the capacity of its existing revolving credit facility (the "Credit Facility") from $1 billion to $2 billion (the "Amended Credit Facilities"). The Amended Credit Facilities are expected to be in place prior to the closing of the Offerings. The Amended Credit Facilities are expected to include a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility.

  The Company intends to finance the $550 million Repurchase initially through the Amended Credit Facilities. Subject to market conditions, the Company intends to refinance the indebtedness incurred in connection with the Repurchase through public equity and/or debt issuances over the next six to twelve months. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. There can be no assurance that the Company will be able to complete such refinancings successfully. If unable to do so, the Company may be required to adopt one or more alternatives such as reducing or delaying its capital expenditures or selling assets.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is traded on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange under the symbol "ASC". The following table sets forth the high and low reported sales prices for the Common Stock for the fiscal periods indicated as reported on the New York Stock Exchange Composite Tape.

                                                                  HIGH     LOW
                                                                 ------- -------
     1995
       First Quarter............................................ $26 1/8 $23 1/4
       Second Quarter...........................................  29 3/4  24 3/4
       Third Quarter............................................  30 3/4  28 1/8
       Fourth Quarter...........................................  30 3/4  24 7/8
     1996
       First Quarter............................................ $34 1/4 $25 3/8
       Second Quarter...........................................  41 1/4     32
       Third Quarter............................................  42 3/4  37 1/2
       Fourth Quarter...........................................  45 3/8  38 3/8
     1997
       First Quarter (through March 3, 1997).................... $45 7/8 $41 5/8

  See the cover page of this Prospectus for a recent sales price for the Common Stock on the New York Stock Exchange.

  The Company currently pays regular quarterly cash dividends and, while future dividends will be subject to the discretion of the Company's Board of Directors, the Board of Directors currently intends to continue this policy. Future dividends will depend upon the Company's results of operations, financial condition, capital expenditure program and debt repayment requirements and other factors, some of which are beyond the Company's control. There can be no assurance as to whether or when the Company's Board of Directors will change the current policy regarding dividends.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the Offerings, other than proceeds from the sale of shares, if any, sold in connection with the exercise by the Underwriters of the over-allotment options. If the over-allotment options are exercised, the Company intends to use the net proceeds from such sale to repay short-term debt under the Company's bank credit lines or the Amended Credit Facilities which it is currently negotiating. The amount of outstanding debt borrowed directly under the Credit Facility, at a weighted average interest rate of 5.6%, was $957 million at February 1, 1997, of which $123 million was owed to Morgan Guaranty Trust Company of New York, the agent bank under the Credit Facility. The Company intends to incur additional indebtedness under the Amended Credit Facilities in connection with the Repurchase. In addition, the Company had $100 million outstanding at February 1, 1997 under a 364-day credit line with Morgan Guaranty Trust Company of New York, at an interest rate of 5.7%. Morgan Guaranty Trust Company of New York, a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated, is an affiliate of each of J.P. Morgan Securities Inc., a manager of the U.S. Offering, and J.P. Morgan Securities Ltd., a manager of the International Offering. See "Underwriting".

                                CAPITALIZATION

  The following table sets forth the unaudited capitalization of the Company as of February 1, 1997, and pro forma to give effect to the Repurchase and the borrowings under the Amended Credit Facilities to finance the Repurchase. The Company will not receive any of the proceeds from the sale of the shares of Common Stock in the Offerings (other than proceeds from the sale of shares, if any, sold in connection with the exercise by the Underwriters of the over-allotment options).

                                                            FEBRUARY 1, 1997
                                                           --------------------
                                                           ACTUAL  PRO FORMA(1)
                                                           ------  ------------
                                                               (UNAUDITED)
                                                              (IN MILLIONS)
Current maturities of long-term debt...................... $   57     $   57
Current obligations under capital leases..................      9          9
Long-term debt, less current maturities:
  Credit facilities and bank lines of credit(2)...........  1,140      1,690
  Other unsecured senior debt.............................  1,346      1,346
  Debt secured by real estate.............................     71         71
  Capital leases..........................................     56         56
                                                           ------     ------
    Total debt............................................  2,679      3,229
Shareholders' equity:
  Common Stock, par value $1.00; 325,000,000 shares
   authorized; 149,889,236 shares issued..................    150        150
  Additional paid-in capital..............................    362        362
  Retained earnings.......................................  2,137      2,137
  Less cost of treasury stock (3,974,022 shares as of
   February 1, 1997; 16,196,244 shares as adjusted).......   (114)      (664)
                                                           ------     ------
    Total shareholders' equity............................  2,535      1,985
                                                           ------     ------
      Total capitalization................................ $5,214     $5,214
                                                           ======     ======
    Total debt to total capitalization(3).................   51.4%      61.9%
                                                           ======     ======

--------
(1) Assumes no exercise of the Underwriters' over-allotment options. Does not give effect to the possible payment by the Company of the underwriting discounts and commissions in connection with the Offerings. See "Selling Stockholders--Selling Stockholders' Agreements".
(2) At February 1, 1997, $957 million was drawn under the Company's $1 billion Credit Facility, which is available for direct borrowings and as backup support for commercial paper. At February 1, 1997, the Company also had available an additional $250 million and $320 million under committed and uncommitted bank lines, respectively, of which $183 million was outstanding under the committed bank lines and none was outstanding under the uncommitted bank lines. The Company is currently in negotiations with its lenders to increase the capacity of the Credit Facility from $1 billion to $2 billion through the Amended Credit Facilities. The Amended Credit Facilities are expected to include a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility. The Company expects to have the Amended Credit Facilities in place prior to the closing of the Offerings.
(3) Total debt consists of debt plus obligations under capital leases. Total capitalization consists of total debt plus common shareholders' equity.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data in the following table (other than the financial data for the 39-week period ended October 28, 1995 and November 2, 1996 and the information under "Other Data," which are unaudited) for each of the five years in the period ended February 3, 1996 have been derived from the Company's consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference in this Prospectus. The selected consolidated financial data for the 39 weeks ended October 28, 1995 and November 2, 1996 have been derived from the Company's unaudited financial statements and contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The results of operations for the 39 weeks ended November 2, 1996 are not necessarily indicative of the results expected for the full fiscal year 1996. The Company's earnings are subject to seasonality, which is common in the food and drug industry. The holiday season and increased cold and flu occurrences in the fourth quarter benefit the food and drug operations. In addition, the fourth quarter includes LIFO inventory adjustments. See "Recent Developments".

                                               FISCAL YEAR ENDED                                 39 WEEKS ENDED
                          -----------------------------------------------------------------  ------------------------
                          FEBRUARY 1,  JANUARY 30,   JANUARY 29,   JANUARY 28,  FEBRUARY 3,  OCTOBER 28,  NOVEMBER 2,
                             1992         1993          1994          1995        1996(1)       1995         1996
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
                                                                                             (UNAUDITED)  (UNAUDITED)
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT:
 Sales..................  $20,822,956  $19,051,180   $18,763,439   $18,355,126  $18,308,894  $13,218,310  $13,768,456
 Cost of merchandise
  sold, including
  warehousing and
  transportation
  expenses(2)...........   15,812,334   14,250,344    13,985,115    13,603,882   13,558,690    9,801,409   10,129,986
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Gross profit...........    5,010,622    4,800,836     4,778,324     4,751,244    4,750,204    3,416,901    3,638,470
 Operating and
  administrative
  expenses(2)...........    4,408,634    4,177,522     4,136,442     4,101,176    4,043,381    2,962,416    3,116,440
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Operating profit.......      601,988      623,314       641,882       650,068      706,823      454,485      522,030
 Other income (expense):
 Interest income........        2,861        4,477         4,568         6,789        8,747        7,150        5,014
 Interest expense.......     (265,098)    (214,394)     (189,773)     (170,703)    (159,545)    (117,480)    (125,491)
 Other..................       98,717      (35,116)       24,128       120,109       (5,109)      (3,379)     (13,474)
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Total other income
  (expense).............     (163,520)    (245,033)     (161,077)      (43,805)    (155,907)    (113,709)    (133,951)
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Earnings before income
  taxes, extraordinary
  item and before
  cumulative effect of
  changes in accounting
  principle.............      438,468      378,281       480,805       606,263      550,916      340,776      388,079
 Federal and state
  income taxes..........     (198,452)    (170,815)     (218,715)     (261,079)    (234,107)    (145,511)    (164,953)
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Earnings before
  extraordinary item and
  cumulative effect of
  changes in accounting
  principle.............      240,016      207,466       262,090       345,184      316,809      195,265      223,126
 Extraordinary item--
  early retirement of
  debt, net of taxes....                                 (15,000)
 Cumulative effect of
  changes in accounting
  principle--
  Postretirement health
  care benefits.........      (40,734)
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Net earnings...........  $   199,282  $   207,466   $   247,090   $   345,184  $   316,809  $   195,265  $   223,126
                          ===========  ===========   ===========   ===========  ===========  ===========  ===========
 Average common shares
  outstanding (in
  thousands)(3).........      138,364      140,314       142,202       142,767      146,943      147,142      145,907
 Earnings per common
  share before
  extraordinary item and
  cumulative effect of
  changes in accounting
  principle(3)..........  $      1.73  $      1.48   $      1.85   $      2.42  $      2.16  $      1.33  $      1.53
 Extraordinary item(3)..                                   (0.11)
 Cumulative effect of
  changes in accounting
  principles--
  Postretirement health
  care benefit(3).......        (0.29)
                          ===========  ===========   ===========   ===========  ===========  ===========  ===========
 Net earnings per common
  share(3)..............  $      1.44  $      1.48   $      1.74   $      2.42  $      2.16  $      1.33  $      1.53
                          ===========  ===========   ===========   ===========  ===========  ===========  ===========
 Fully diluted earnings
  per share(3)..........  $      1.41  $      1.44   $      1.69   $      2.33  $      2.16  $      1.33  $      1.53
                          ===========  ===========   ===========   ===========  ===========  ===========  ===========
OTHER FINANCIAL DATA:
 Gross profit margin....         24.1%        25.2%         25.5%         25.9%        25.9%        25.8%        26.4%
 Operating profit
  margin................          2.9%         3.3%          3.4%          3.5%         3.9%         3.4%         3.8%
 Capital
  expenditures(4).......  $   378,593  $   476,617   $   652,928   $   565,313  $   801,371  $   557,560  $   675,410
 Depreciation and
  amortization..........      386,916      370,439       384,307       407,286      404,562      302,305      330,417
 Total assets...........    7,198,050    6,763,793     6,927,434     7,031,566    7,362,964    7,174,573    7,840,217
 Working capital........      162,889      101,215       (58,290)      200,664       96,264      108,374      361,236
 Total debt.............    2,798,578    2,248,316     2,167,999     2,205,291    2,240,168    2,190,405    2,558,247
 Shareholders' equity...    1,366,430    1,544,014     1,742,285     2,050,921    2,354,496    2,246,731    2,491,550
 FIFO EBITDA(5).........    1,125,382      979,663     1,062,089     1,192,437    1,127,829      784,561      865,987
 Cash dividends per
  common share(3).......  $      0.32  $      0.36   $      0.40   $      0.48  $      0.56  $      0.42  $      0.48
OTHER DATA:
 Comparable store sales
  increase (decrease)...          0.1%        (0.5)%        (0.7)%         0.5%         1.4%         0.9%         3.6%
 Total stores(6)........        1,631        1,672         1,695         1,597        1,650        1,625        1,661
 Total retail square
  footage (in
  thousands)............       34,428       32,320        32,727        31,179       32,523       31,855       33,060
 Number of stores
  opened/acquired(6)....           38          151            98            49           92           50           64

-------
(1) Fifty-three week fiscal year.
(2) Subsequent to fiscal year 1995, the Company has reclassified advertising expense as cost of merchandise sold rather than operating expense. The above amounts have been restated for this reclassification.
(3) Restated as necessary to reflect the April 1994 two-for-one common stock split.
(4) Amount includes capitalized leases and the net present value of property, plant and equipment leased under operating leases.
(5) Earnings before LIFO inventory charges, interest expense, taxes, depreciation and amortization. EBITDA is not derived pursuant to generally accepted accounting principles ("GAAP") and therefore should not be construed as an alternative to operating profit, as an alternative to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity.
(6) Includes jointly operated combination stores which are each counted as two separate stores.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

RESULTS OF OPERATIONS

 39 WEEKS ENDED NOVEMBER 2, 1996 COMPARED TO 39 WEEKS ENDED OCTOBER 28, 1995

  The percentage change in comparable store sales and total sales for the third quarter and first thirty-nine weeks of 1996 and 1995 are presented in the tables below. The increases in sales during the third quarter and the first thirty-nine weeks of 1996 are primarily a result of increased capital spending and more effective marketing efforts, including preferred customer cards, clipless coupons and targeted marketing promotions at the food store operations. Drug store sales increased due primarily to increased targeted marketing efforts, capital spending and increased pharmacy sales. Comparable and total sales for the first thirty-nine weeks of 1996 also increased due to the impact of a nine-day labor dispute in the first quarter of 1995 in the western food operations.

                                                13 WEEKS ENDED   39 WEEKS ENDED
                                               NOVEMBER 2, 1996 NOVEMBER 2, 1996
                                               ---------------- ----------------
   Comparable Store Sales % Change (1):
   Eastern food operations (2)................       3.0%             3.1%
   Western food operations (3)................       2.5              2.6
   Food store operations (4)..................       2.7              2.8
   Drug store operations (5)..................       6.3              5.8
     Total comparable store sales.............       3.7%             3.6%

                             13 WEEKS ENDED                   39 WEEKS ENDED
                         -----------------------          -----------------------
                         OCTOBER 28, NOVEMBER 2,          OCTOBER 28, NOVEMBER 2,
                             1995       1996     % CHANGE     1995       1996     % CHANGE
                         ----------- ----------- -------- ----------- ----------- --------
                             (IN THOUSANDS)                   (IN THOUSANDS)
Sales:
Food store operations... $3,207,272  $3,301,013    2.9%   $ 9,658,400 $ 9,977,527   3.3%
Drug store operations...  1,150,858   1,254,618    9.0      3,551,819   3,769,406   6.1
Other...................      3,053       7,731                 8,091      21,523
                         ----------  ----------           ----------- -----------
Total sales............. $4,361,183  $4,563,362    4.6%   $13,218,310 $13,768,456   4.2%
                         ==========  ==========           =========== ===========

--------
(1) Comparable store sales include stores open one year or more and replacement stores.
(2) Eastern food operations include Acme Markets (including the drug store operations of its combination stores) and Jewel Food Stores.
(3) Western food operations include Lucky Northern California Division, Lucky Southern California Division and Jewel Osco Southwest (including the drug store operations of 21 combination stores).
(4) Food store operations include eastern and western food operations.
(5) Drug store operations include Osco Drug and Sav-on.

  Beginning in the first quarter of 1996, the Company is classifying advertising expense as a cost of merchandise sold. Previously these expenses were classified as operating expenses. Prior years have been reclassified to conform to the current year presentation.

  Gross profit as a percent of sales increased to 26.7% in the third quarter and 26.4% for the first thirty-nine weeks of 1996, compared to 26.3% and 25.8% in the same periods of 1995, respectively. These increases were primarily a result of increased margins from higher private label penetration, better product mix, improved shrink control and decreased advertising costs. Additionally, year-to-date 1995 margins as a percent of sales in the first thirty-nine weeks of 1995 were negatively impacted by the nine-day labor dispute in the western food operations in the first quarter of 1995.

  Operating expense as a percent of sales increased slightly to 22.8% in the third quarter of 1996, compared to 22.7% in 1995 and 22.6% year-to-date 1996 compared to 22.4% in the first thirty-nine weeks of 1995. These increases were primarily a result of increased expenses related to the capital investment program and new store openings. Comparisons with the prior year period in the food store operations were also impacted by the 1995 renegotiation of a labor contract with the United Food and Commercial Workers International in southern California in which certain health and welfare savings, which were being recognized over the life of the contract, were immediately recognized in the third quarter of 1995. These items were slightly offset by a decrease in operating expenses as a percent of sales primarily due to better cost control and by reductions in self-insurance costs.

  Total operating profit for the third quarter and the first thirty-nine weeks of 1996 and 1995 is presented in the table below. Operating profit was 3.9% of sales in the third quarter of 1996 and 3.5% of sales in the third quarter of 1995. Operating profit for the first thirty-nine weeks of 1996 was 3.8% of sales compared to 3.4% of sales for the same period in 1995. The improvement in third quarter operating profit was due mainly to increased sales and higher margins. The improvement in the first thirty-nine weeks of 1996 reflected higher operating profits in the food store operations due primarily to the negative impact of the nine-day labor dispute in northern California in 1995.

                                   13 WEEKS ENDED          39 WEEKS ENDED
                               ----------------------- -----------------------
                               OCTOBER 28, NOVEMBER 2, OCTOBER 28, NOVEMBER 2,
                                  1995        1996        1995        1996
                               ----------- ----------- ----------- -----------
                                               (IN THOUSANDS)
Operating Profit:
Food store operations.........  $135,219    $151,467    $374,502    $431,036
Drug store operations.........    43,595      50,020     157,774     166,723
LIFO..........................    (6,000)     (6,000)    (24,000)    (22,000)
Purchase accounting amortiza-
 tion.........................   (19,400)    (19,752)    (57,885)    (58,896)
Other.........................     1,218       1,827       4,094       5,167
                                --------    --------    --------    --------
  Total operating profit......  $154,632    $177,562    $454,485    $522,030
                                ========    ========    ========    ========

  Interest expense increased in the third quarter and the first thirty-nine weeks of 1996 over the same periods in 1995 due to an increase in average outstanding debt and the issuance of $350 million, thirty-year 8% debentures during the second quarter of 1996, which partially replaced short-term variable rate debt.

  The Company's effective income tax rate was 42.5% in the first thirty-nine weeks of 1996 compared to 42.7% in the same period in 1995. The effective tax rate was down due to higher earnings in the first thirty-nine weeks of 1996 and lower state tax rates.

  Net earnings per share amounted to $.52 per share in the third quarter of 1996 compared to $.46 per share in the same quarter of the prior year. Net earnings per share amounted to $1.53 per share in the first thirty-nine weeks of 1996 compared to $1.33 per share for the same period of 1995.

 1995 COMPARED TO 1994 AND 1993


  Total sales and the percentage change in comparable store sales for the 1995 53-week fiscal year and the 1994 and 1993 52-week fiscal years are set forth in the tables below. The decrease in total sales is primarily attributable to the disposition of the 33-store Star Market food division in the third quarter of 1994 and the 45 Acme Markets stores in the fourth quarter of 1994 ("disposed of operations"). Sales from continuing operations increased 4.5% in 1995, and decreased 0.3% in 1994 and 0.2% in 1993. The increase in sales from continuing operations in 1995 is primarily a result of improved performance at all three operating divisions and the extra week of operations. Comparable store sales (sales from stores that have been open at least one year, including replacement stores) increased 1.4% in 1995, 0.5% in 1994 and decreased 0.7% in 1993. The improvement in comparable store sales is primarily the result of successful marketing of the combination stores in the eastern food operations, increased pharmacy and third-party sales in the drug store operations and aggressive pricing programs offset slightly by the impact of a nine-day labor dispute in the first quarter of 1995 in the western food operations. The Super Saver warehouse-type stores have been reorganized under the Lucky divisions in 1996 to leverage the Company's support functions.

                                  TOTAL SALES

                                             52 WEEKS    52 WEEKS    53 WEEKS
                                               ENDED       ENDED       ENDED
                                            JANUARY 29, JANUARY 28, FEBRUARY 3,
                                               1994        1995        1996
                                            ----------- ----------- -----------
                                                       (IN MILLIONS)
   Eastern food operations.................   $ 6,052     $ 5,957     $ 6,147
   Western food operations.................     7,183       7,002       7,155
   Drug store operations...................     4,322       4,544       4,995
   Other...................................        12          12          12
                                              -------     -------     -------
   Continuing operations...................    17,569      17,515      18,309
   Disposed of operations..................     1,194         840         --
                                              -------     -------     -------
     Total sales...........................   $18,763     $18,355     $18,309
                                              =======     =======     =======

                            COMPARABLE STORE SALES

                                             52 WEEKS    52 WEEKS    53 WEEKS
                                               ENDED       ENDED       ENDED
                                            JANUARY 29, JANUARY 28, FEBRUARY 3,
                                               1994        1995        1996
                                            ----------- ----------- -----------
                                                    (PERCENTAGE CHANGE)
   Eastern food operations.................    (1.5)%       0.7 %       1.5 %
   Western food operations.................    (1.9)       (1.8)       (0.8)
   Drug store operations...................     2.6         4.2         4.8
     Total change..........................    (0.7)%       0.5 %       1.4 %

  Gross profit as a percent of sales increased to 26.9% in 1995, compared to 26.8% in 1994 and 26.4% in 1993. The increase in gross profit in 1995 over 1994 was primarily the result of the disposed of operations, which produced lower margins than the continuing operations, and improvements in the eastern food operations due to improved product mix and promotional strategies. These increases were offset by decreases in competitive drug store pharmacy gross margins and the impact of a nine-day labor dispute in the first quarter of 1995 in the western food operations. The 1994 gross profit percentage increased from 1993 in the eastern food, western food and drug store operations primarily due to improvements in the mix of products sold, promotional strategies and shrink control. The annual pre-tax LIFO charge to earnings amounted to $12.8 million in 1995, $8.2 million in 1994 and $7.2 million in 1993. Changes in the mix of inventory have influenced the LIFO charge.

  Operating expense as a percent of sales decreased to 23.0% in 1995, compared to 23.3% in 1994 and 23.0% in 1993. Operating expense in the western food operations benefited in 1995 from the renegotiation of a labor contract with the United Food and Commercial Workers International. The new contract will expire in 1999, and replaces a contract scheduled to expire in 1996. As a result of the early termination of the contract, certain health and welfare savings, which were being recognized over the life of the old contract, were immediately recognized in the third quarter of 1995. Operating expense in the western food operations also decreased due to lower self-insurance costs and productivity improvements, which were partially offset by the impact of the nine-day labor dispute. In addition, improved sales, lower insurance costs and better overall cost control in the eastern food and drug store operations helped lower operating expense as a percentage of sales. Operating expense in 1994 included charges of $23.9 million ($.10 per share) for centralization of administrative functions, including information technology and accounting. As of third quarter 1995, the entire reserve had been utilized without significant adjustments to the original amount. Operating expense in 1994 also included expenses for the consolidation of the computer data centers and a voluntary severance program initiated at Acme Markets, totaling $11.2 million ($.05 per share). Operating expense in 1993 included $7.6 million ($.04 per share) for the settlement of meat products litigation in California and severance programs stemming from the Company's expense reduction programs.

  Total operating profit for the last three fiscal years is set forth in the following table. Operating profit from continuing operations increased 11.9% in 1995, 4.4% in 1994 and 0.8% in 1993. Total operating profit was 3.9% of sales in 1995, 3.5% of sales in 1994 and 3.4% of sales in 1993. The increase in operating profit and operating profit as a percentage of sales was primarily due to strong performances from the Company's core operations and the extra week of operations included in 1995. In addition, eastern food operations improved due to successful joint marketing of the combination stores, western food operations improved due to lower health and welfare costs associated with the renegotiated labor contract and drug store operations improved due to lower insurance costs and better cost control, slightly offset by the start-up costs of 71 new stores, including 17 acquired Clark drug stores.

                               OPERATING PROFIT

                                              52 WEEKS    52 WEEKS    53 WEEKS
                                                ENDED       ENDED       ENDED
                                             JANUARY 29, JANUARY 28, FEBRUARY 3,
                                                1994        1995        1996
                                             ----------- ----------- -----------
                                                        (IN MILLIONS)
   Eastern food operations..................   $231.2      $258.2      $271.7
   Western food operations..................    248.7       245.9       271.2
   Drug store operations....................    197.0       228.5       245.4
   LIFO charge..............................     (7.2)       (8.2)      (12.8)
   Purchase accounting amortization.........    (79.2)      (78.6)      (76.8)
   Other....................................     14.7       (14.1)        8.1
                                               ------      ------      ------
   Continuing operations....................    605.2       631.7       706.8
   Disposed of operations...................     36.7        18.4         --
                                               ------      ------      ------
     Total operating profit.................   $641.9      $650.1      $706.8
                                               ======      ======      ======

  Interest expense decreased in 1995, 1994 and 1993 due to lower average interest rates resulting from the refinancing of high coupon borrowings at lower rates. In addition, the Company experienced lower average debt levels for each of the last three years. Interest expense also benefited from the conversion of a portion of the convertible notes from debt to equity in the first quarter of 1995. The caption "Other" in 1994 of $120.1 million included non-recurring gains of $121.0 million on the sale of the Star Market food division, $41.2 million on the sale of 45 Acme Markets stores and a charge of $31.3 million for closed store costs (totaling $.54 per share). "Other" in 1993 of $24.1 million included $45.7 million ($.20 per share) of income from the resolution of the "Rule of 80" litigation, which concerned the Company's termination of the early retirement feature of an employee retirement plan. This was offset by approximately $17.2 million ($.07 per share) of various charges, including costs associated with store closings, integrating acquired stores into existing operations and costs associated with the earthquake in southern California.

  The Company's effective income tax rates were 42.5% in 1995, 43.1% in 1994 and 45.5% in 1993. The disposition of assets during 1995 and 1994 in states with higher tax rates resulted in lower effective income tax rates.

  Earnings for 1993 were affected by charges incurred in the early retirement of debt totaling $.11 per share, which were accounted for as an extraordinary item. Net earnings per share amounted to $2.16 in 1995, $2.42 in 1994 and $1.74 in 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Cash provided by operating activities increased to $405.6 million from $302.0 million in the first thirty-nine weeks of 1996 compared to the same period of 1995. The increase in operating cash flows over the prior period was due in part to increased net earnings before depreciation and amortization. Other changes in operating assets and liabilities were due to changes in the components of working capital and are not indicative of long-term trends.

  On June 10, 1996, the Company issued $350 million principal amount of 8% debentures due June 1, 2026 at 99.262% to yield 8.066%. The Company received net proceeds of approximately $344 million which were used to refinance a portion of the Company's long-term indebtedness and to refinance additional short-term variable rate borrowings under the Credit Facility.

  Cash capital expenditures for the first thirty-nine weeks of 1996 and 1995 amounted to $603.7 million and $519.3 million, respectively. Total capital expenditures, including the net present value of leases, amounted to $675.4 million in 1996, compared to $557.6 million in 1995. During the first thirty-nine weeks of 1996, 64 new stores were opened, 53 stores were closed and 80 stores were remodeled.

  The Company's ratio of total debt (debt plus obligations under capital leases) to total capitalization (total debt plus common shareholders' equity) was 50.7% at November 2, 1996 and 48.8% at February 3, 1996.

  In June 1996, the Company replaced its existing stock repurchase program with a new repurchase program which authorizes the repurchase of up to two million shares of Common Stock. During the first thirty-nine weeks of 1996, the Company repurchased 1,090,000 shares of its Common Stock at an average price of $34.67 per share in accordance with the Company's stock repurchase programs. There were no shares repurchased during the third quarter. As of November 2, 1996, an additional 1,945,000 shares remained authorized for repurchase.

  The Company believes that its cash flow from operations, supplemented by credit available under the Company's existing credit facilities, as well as its ability to refinance debt, will be adequate to meet its presently identifiable cash requirements.

                                   BUSINESS

  The Company is one of the nation's leading food and drug retailers with annual sales in its fiscal year ended February 1, 1997 of $18.7 billion. The Company is principally engaged in a single industry segment, the retail sale of food and drug merchandise. The Company's principal food operations are Acme Markets, Jewel Food Stores, Lucky Stores Northern California Division, Lucky Stores Southern California Division and Jewel Osco Southwest. The Company's drug stores operate under the Osco Drug and Sav-on names. As of February 1, 1997, the Company operated 1,695 stores in 27 states, including 166 combination stores which are jointly operated by the Company's food and drug store operations and are each counted as two separate stores.

  In 1993, the Company made a strategic decision to move from a holding company orientation to an operating company approach to build on the size and strength of its operations. Management developed a six-point plan that outlined its critical success factors required for continued growth and competitive positioning within the industry. The six factors are: (i) hold leading market positions; (ii) maintain a modern store base; (iii) excel in merchandising; (iv) attain state of the art technology; (v) maintain an effective organizational structure; and (vi) be a low cost operator.

STRONG MARKET POSITIONS

  The Company's food and drug store operations hold leading market positions, generally number one or two, in each of its core market areas. The Company works to maintain and expand its strong market positions by significantly investing in core market areas.

MAINTAIN A MODERN STORE BASE

  Over the last several years, the Company has significantly increased its capital spending to improve and expand its store base. Capital spending grew from $565 million in 1994 to $801 million in 1995, and to $1 billion in 1996. New and replacement stores are an increasingly important focus of the capital spending program, and accounted for 34% of capital spending in 1994, 45% in 1995, and 57% in 1996 and are expected to account for over 50% of capital spending in 1997. The Company expects to continue to make significant investments in its store base. In 1997, the Company plans to spend approximately $1 billion for capital expenditures. The Company plans to open over 100 new and replacement stores (including 20 jointly operated combination stores which are each counted as two separate stores) and to remodel approximately 100 stores in 1997.

EMPHASIZING COMPETITIVE FORMATS

  The type and mix of store formats must keep pace with the constant changes in customers' needs and tastes. The Company believes that the success of individual food and drug stores is enhanced when they are paired together in a combination store that maintains the identity and full selection of each. The Company also believes that having both combination food and drug stores and stand-alone drug stores in the same market better enables it to meet customer needs. New stores currently being developed are combination food and drug stores of approximately 65,000 square feet and stand-alone drug stores of approximately 16,500 square feet. Currently, the Company operates 233 combination stores (including 166 combination stores jointly operated by the Company's food and drug operations) and plans to open an additional 32 combination stores in 1997 (including 20 jointly operated combination stores).

DELTA INITIATIVES

  Delta is a series of initiatives designed as a self-consolidation and re-engineering program that is transforming the Company from a holding company to an operating company. Prior to Delta, the Company operated as seven autonomous companies with different systems and processes. The goal of Delta is to build on the size of the Company and to develop common business processes and systems to best manage growth for the future. Delta is designed to improve the Company's ability to buy products and move them through the supply chain more quickly, efficiently and cost-effectively, which also results in more efficient store operations. It seeks to achieve these goals through changes in the Company's buying, warehousing, inventory control and distribution systems. The information gathered from the common systems and processes assists the Company's marketing and merchandising programs. Each Delta initiative has a different timeline, but the majority of the supply-chain initiatives are targeted for completion by the end of 1997. Management believes the benefits of Delta will begin to exceed costs for the second half of 1997. To continue to meet customer needs the Company intends to maintain store operations, marketing and merchandising on a local level. Some examples of how Delta has been implemented into the business are: (i) centralization of the procurement and logistics groups; (ii) execution of national contracts with selected vendors for greeting cards, photo-finishing, spices, magazines and, most recently, whole-bean coffee; (iii) installation of computerized warehouse systems in over 90% of the Company's warehouses, reducing labor cost and increasing the efficiency of replenishment; (iv) consolidation of four general merchandise warehouses in southern California into a single facility; and (v) consolidation of administrative real estate, construction and information technology functions.

STORE OPERATIONS

  American Stores manages its 1,695 stores with two operating divisions--food store operations and drug store operations. In 1996, the food store operations accounted for 72% of sales and 70% of operating profit. The drug store operations made up 28% of sales and 30% of operating profit.

  Store formats for the Company's two operating divisions as of February 1, 1997 were as follows:

                                                  COMBINATION
                                     SUPERMARKETS   STORES    DRUG STORES TOTAL
                                     ------------ ----------- ----------- -----
   Food Store Operations............     577          233*          3**     813
   Drug Store Operations............     --           166*        716       882
                                                                          -----
     Total..........................                                      1,695*
                                                                          =====

--------
* Includes 166 jointly operated combination stores which are counted in both food store operations and drug store operations. The remaining 67 combination stores are solely operated by the Company's food store operations.
** Jewel Osco Southwest drug stores are operated by the food stores operation.

 FOOD STORE OPERATIONS

  The food store operations consist of Acme Markets, Jewel Food Stores, Lucky Stores Northern California Division, Lucky Stores Southern California Division and the Jewel Osco Southwest Division. As of February 1, 1997, the food store operations operated a total of 813 stores with 20.9 million square feet of selling space.


  ACME MARKETS. Acme has over one hundred years of retailing experience in Philadelphia and the surrounding Delaware Valley. Acme operates 182 stores, with 77 stores in Pennsylvania, 78 in New Jersey, 15 in Delaware and 12 in Maryland. Acme commands the leading share of the Philadelphia metropolitan market.

  Acme's strategic plan involves an aggressive new store building program. Over the past two years, Acme has added 17 combination stores including 10 new stores and seven enlargements, and plans to increase the number of its combination stores from 46 to 78 over the next three years.

  JEWEL FOOD STORES. At year-end 1996, Jewel Food Stores operated 185 stores, with 176 stores in Illinois, two in Iowa, six in Indiana and one in Wisconsin. Jewel holds the number one market share in the metropolitan Chicago market area. Jewel operates combination food and drug stores under the Jewel Osco banner. Of Jewel's 185 stores, 153 are in combination with an Osco Drug store, located primarily in and around the Chicago area. This working partnership has enabled both Jewel and Osco to strengthen their positions in the market. Jewel is best known for superior perishables and innovative marketing. Jewel's store base is particularly modern and well-maintained.

  LUCKY STORES NORTHERN CALIFORNIA DIVISION. The Lucky Stores Northern California Division operates 186 retail food stores in northern and central California. Lucky North operates four combination stores with the Sav-on drug division. Lucky North's six principal operating regions are the East Bay, San Jose, the Peninsula, Marin/Sonoma, Sacramento and Central Valley. Lucky operates an everyday low pricing format and is perceived by northern California shoppers as being the low price leader among full-service supermarkets in its market areas, based upon independent surveys.

  LUCKY STORES SOUTHERN CALIFORNIA DIVISION. The Lucky Stores Southern California Division operates 247 retail food stores in southern California and Las Vegas, Nevada. This number includes nine combination stores with the Lucky Sav-on name. The Division's principal operating areas are greater Los Angeles (including Orange County, Santa Barbara and the Central Coast), San Diego, the Inland Empire (including Riverside, San Bernardino and Palm Springs) and Las Vegas. Like its sister company in northern California, Lucky South operates an everyday low pricing format and is perceived by southern California shoppers as the low price leader for full-service supermarkets in its market areas, based upon independent surveys. Lucky South's strategy calls for pursuing new urban locations to fill in its existing market locations and to enlarge existing facilities where feasible and to identify relocation sites.

  JEWEL OSCO SOUTHWEST. Jewel Osco Southwest operates nine combination food and drug stores and three stand-alone drug stores in New Mexico. Over the past three years, Jewel Osco Southwest has expanded or completed major remodels in the majority of its stores.

 DRUG STORE OPERATIONS

  The Company operates its drug stores under the Osco Drug and Sav-on names. The drug division operated a total of 882 stores as of February 1, 1997 (including the drug side of 166 jointly operated combination stores), with 12.9 million square feet of selling space.

  OSCO DRUG. The Company operates a total of 576 Osco Drug Stores in 21 states, principally in the Midwest. The count includes 153 combination stores primarily located in Chicago with the Jewel Osco name. Osco's largest markets include Chicago, Boston, Phoenix, Indianapolis and Kansas City. In Chicago, Osco holds the number two market position.

  SAV-ON. The Company's 306 drug stores in southern California and Nevada operate under the Sav-on and Sav-on Express store names. In addition, Sav-on manages the pharmacy departments of 111 northern and southern California Lucky stores. Sav-on has the leading market share among drug store retailers in its market areas. It recently moved into northern California as part of the Lucky Sav-on combination stores. Sav-on and Lucky jointly operate 13 combination stores, nine in southern California and four in northern California.

  PHARMACIES. Pharmacy sales represent approximately 39% of total drug store sales. The drug store pharmacy strategy includes aggressive pursuit of third-party business, which now represents over 78% of pharmacy sales. With the consolidation of the drug store industry, third-party business is important to maintaining and growing volume. However, a high proportion of third-party business places pressure on margins due to the lower reimbursement rates from third-party plans. To counter this situation, the Company has focused on several strategies including building market share position, maximizing generic substitution, improving the efficiency of pharmacy operations and utilizing technological advancements.

  PHARMACY BENEFITS MANAGEMENT COMPANY. The Company, in equal partnership with Geneva Pharmaceuticals, a subsidiary of Novartis, owns a pharmacy benefits management (PBM) business called RxAmerica. Its purpose is to manage the prescription drug benefits provided to individuals through health care plans for fulfillment in the Company's 882 drug stores as well as through approximately 41,000 drug store locations nationwide. RxAmerica also operates mail-order services which offer customers prescriptions, vitamins and other health care products at a significant discount.

STORE EXPANSION AND DEVELOPMENT PROGRAM

  The Company believes an aggressive and well-managed capital expenditure program is essential to maintaining and growing its store base. The Company's strategic and financial guidelines are structured to focus on the Company's core businesses and maintain the Company's investment grade credit rating. The Company believes a capital expenditure rate of approximately five percent of sales achieves this balance. The Company's capital guidelines call for approximately 80% of total capital expenditures to be expended on new stores, replacements, enlargements and remodels and approximately 20% on infrastructure projects. The capital expenditure budget for 1997 is approximately $1 billion.

  The type and mix of store formats must keep pace with the constant changes in customers' needs and tastes. The Company believes that having both combination food and drug stores and stand-alone drug stores in the same markets better enables it to meet customer needs. The combination store format provides the opportunity for customers to fulfill their food shopping and drug shopping needs in one trip. The stand-alone drug stores are built for customer convenience, quick access and often include a drive-up window. New stores currently being developed are combination food and drug stores of approximately 65,000 square feet and stand-alone drug stores of approximately 16,500 square feet. Combination stores feature greater product selection in every department. The food side of the store provides year-round fresh produce, a wide array of meat and fresh seafood, a full-service floral department, service bakeries and delis with attractively presented convenience items. The drug side of the store offers customers a complete selection of health and beauty aids, general merchandise and pharmaceuticals.

  The Company has significantly reduced the number of its store prototypes. The use of a consistent store prototype reduces development costs, increases management and distribution efficiencies and improves customer familiarity with the Company's stores.

  The following table illustrates changes in the Company's store base over the last five years:

                                                  YEAR ENDED
                          -----------------------------------------------------------
                          JANUARY 30, JANUARY 29, JANUARY 28, FEBRUARY 3, FEBRUARY 1,
                             1993        1994        1995        1996        1997
                          ----------- ----------- ----------- ----------- -----------
Total New/Acquired
 Stores (1):
  Food Store
   Operations...........       11          14          21          21           35
  Drug Store
   Operations...........      140          84          28          71           87
                             ----        ----        ----        ----       ------
    Total...............      151          98          49          92          122
                             ====        ====        ====        ====       ======
Total Closed/Sold
 Stores:
  Food Store
   Operations...........       96          37         113          19           40
  Drug Store
   Operations...........       25          38          34          20           37
                             ----        ----        ----        ----       ------
    Total...............      121          75         147          39           77
                             ====        ====        ====        ====       ======
Total Remodeled Stores:
  Food Store
   Operations...........       81          96          80          69           41
  Drug Store
   Operations...........       32         137          86         154           53
                             ----        ----        ----        ----       ------
    Total...............      113         233         166         223           94
                             ====        ====        ====        ====       ======
Total Retail Square
 Footage (in millions):
  Food Store
   Operations...........     21.4        21.3        19.8        20.3         20.9
  Drug Store
   Operations...........     10.9        11.4        11.4        12.2         12.9
                             ----        ----        ----        ----       ------
    Total...............     32.3        32.7        31.2        32.5         33.8
                             ====        ====        ====        ====       ======
Capital Expenditures (in
 millions):
  New Stores............     $178        $203        $195        $362       $  571
  Remodels..............      107         215         152         207          122
  Technology............       67          62          75          63           99
  Other.................      125         173         143         169          208
                             ----        ----        ----        ----       ------
    Total...............     $477        $653        $565        $801       $1,000
                             ====        ====        ====        ====       ======

--------
(1) Includes jointly operated combination stores which are counted in both food store and drug store totals as follows: two in fiscal 1992, five in fiscal 1993, four in fiscal 1994, five in fiscal 1995 and 23 in fiscal 1996.

   Where possible, the Company prefers to own its properties, thereby allowing increased flexibility to remodel and expand the store operations as needed. Of the 122 new and acquired stores in 1996, the Company owns approximately 60%. The Company also owns, or controls through long-term leases, its distribution, warehouse and maintenance support facilities. Overall, the Company owns approximately 28% of its retail locations, with the remaining retail locations leased pursuant to capitalized or operating leases.

  In 1997, the Company's capital expenditure plan contemplates building over 100 new stores and replacement stores and completing approximately 100 remodels. American Stores Company's real estate, design and construction are handled by a wholly-owned subsidiary of the Company.

MARKETING AND MERCHANDISING

  Customers in the food and drug industry are becoming more demanding, selective and value-conscious. Competitive boundaries are not well defined in the industry and the Company believes a broad and diverse offering of products and services is essential to providing the customer with both convenience and value. In many stores, the Company provides in-store banking and post-office services, quality and value-oriented private label products, and a consistent emphasis on perishable selection and quality through more frequent warehouse deliveries.

  One key marketing strategy that the Company has implemented in all major food divisions is customer loyalty cards. These cards, which reward frequent shoppers, have produced higher average sales per customer and provided customer convenience through automatic coupon and discount offers. They have also provided a means of target marketing by analyzing customer shopping habits. As of the end of 1996, the Company had issued 8.5 million cards across all of its operations. Other marketing efforts include the Lucky Stores "Big Book of Savings" coupon book and neighborhood specific marketing.

  Private label is an important part of the Company's merchandising strategy, offering value conscious consumers quality products at prices below national brands and providing higher margins to the Company. The Company's private label programs including such brands as "Lady Lee" at Lucky stores, "Lancaster" meats and "Acme" groceries at Acme, "Jewel" at Jewel stores and "Osco" and "Sav-on" at Osco and Sav-on stores, respectively. "President's Choice" in food operations and "American Premier" in drug operations are used as premium brands while "Value Wise" is now the budget brand across all of the food and drug operations.

COMPETITION AND SEASONALITY

  In all areas in which the Company operates, the business is highly competitive, with competition from local and national supermarket and drug store chains, as well as independent stores. Competition also includes such retailers as convenience stores, warehouse stores and membership or club stores. Some of the Company's largest competitors in various regions are Dominick's, Long's, Pathmark, Ralphs, Safeway, Thrifty PayLess, Vons and Walgreens. Principal competitive factors in the industry include store location, price and quality of products, variety of selection, quality of service and store image, including cleanliness and promotions.

  The Company's business is characterized by narrow profit margins and, accordingly, its successful financial performance depends primarily upon its ability to maintain relatively high sales volume and control operating costs. The Company's geographic and business diversity allows it to reduce the effects that competitive pressures in individual markets may have on its overall operating results. The Company is subject to the effects of seasonality. Food and drug store sales are higher in the Company's fourth quarter than other quarters due to the holiday season. The Company's drug store sales are also generally higher in the Company's fourth quarter in connection with the increase in cold and flu occurrences.

EMPLOYEES AND LABOR RELATIONS

  The Company has approximately 120,000 full and part-time employees. Approximately 75% of the Company's employees are covered by collective bargaining agreements negotiated with local unions affiliated with one of seven international unions. There are approximately 118 such agreements, typically having three to five year terms. Accordingly, the Company renegotiates a significant number of these agreements each year.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 325,000,000 shares of common stock, $1.00 par value per share (the "Common Stock"), and 10,000,000 shares of preferred stock, $1.00 par value per share (the "Preferred Stock"). As of February 1, 1997, there were 145,914,641 shares of Common Stock and no shares of Preferred Stock outstanding.

COMMON STOCK

  The holders of Common Stock of the Company are entitled to receive dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company, subject to the prior rights of any holders of Preferred Stock. The holders of Common Stock are entitled upon liquidation, dissolution or winding up of the Company to share ratably in the net assets of the Company after satisfaction in full of the prior rights of creditors of the Company and holders of any Preferred Stock.

  The holders of Common Stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote. The holders of Common Stock do not have cumulative voting rights, any preferential or preemptive rights with respect to any securities of the Company, or any conversion rights. The Common Stock is not subject to redemption and is not entitled to the benefit of any sinking fund. The outstanding shares of Common Stock are fully paid and nonassessable. First Chicago Trust Company of New York is the Transfer Agent and Registrar and dividend paying agent for the Common Stock.

  Certain existing provisions of the Company's Restated Certificate of Incorporation, as amended (the "Certificate"), and of the Company's By-Laws may have an anti-takeover effect. Under the Certificate, (a) any merger or consolidation of the Company with any other person or entity, if such other person or entity and its affiliates, individually or in the aggregate, are directly or indirectly the beneficial owners of more than 10% of the outstanding Common Stock (a "Related Person"), (b) any sale or exchange of all or substantially all of the Company's assets or business to or with a Related Person, or (c) any issuance or delivery of any of the Company's stock or other securities in exchange or payment for any properties or assets of a Related Person or any securities issued by a Related Person, or in any merger of any affiliate of the Company with or into any Related Person or any of its affiliates, requires, in addition to any approval otherwise required by law, the approval of not less than two-thirds of the outstanding Common Stock not owned by such Related Person, unless the Board of Directors approves the transaction by a two-thirds vote of the then authorized number of directors or by a vote taken prior to the acquisition of more than 10% of the Common Stock by such Related Person, in which event the normal requirements with respect to stockholder votes would apply.

  Prior to June 27, 1995, the Certificate provided that the Board of Directors of the Company be divided into three classes, as nearly equal in size as possible, each of which was elected for a three-year term. On June 27, 1995, the Company adopted an amendment to the Certificate that had the effect of eliminating the classification of the Board of Directors. The Certificate currently provides that each director who is elected after January 1, 1995 shall hold office until the next annual meeting of stockholders and until that director's successor is elected and qualified or until that director's earlier resignation or removal.

  The Certificate provides that the number of directors will be not less than five nor more than 20. The Board of Directors currently has 15 members. The Company's By-Laws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and that the directors so chosen will hold office until the event of their death, resignation or removal.

  Stockholders can only take action at meetings of the stockholders. Special meetings of the stockholders may only be called by the Board of Directors or by any person authorized by the Board. The Company's By-Laws provide that only such business may be conducted at a special meeting as is specified in the notice of meeting. The Certificate provides that the Board of Directors, when evaluating proposals regarding a tender offer, a merger, a consolidation or the purchase or acquisition of substantially all of the properties and assets of the Company, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Company and its stockholders, give due consideration to all relevant factors, including, without limitation, the social and economic effects of the transaction on employees, suppliers, customers and other constituents of the Company and its subsidiaries and on the communities in which they operate or are located.

  The provisions referred to above and in this paragraph and all of the By-Laws of the Company can be amended or repealed by the stockholders only if stockholders holding not less than 80% of the outstanding Common Stock and stockholders holding a majority of the total outstanding Common Stock, excluding Common Stock owned by a Related Person, vote for such amendment or repeal.

  The Company's By-Laws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of stockholders of the Company (the "Stockholder Notice Procedure"). Only those stockholder nominees who are nominated in accordance with the Stockholder Notice Procedure will be eligible for election as directors of the Company. Under the Stockholder Notice Procedure, notice of stockholder nominations or proposals of other business to be made at an annual meeting (or of any other business to be brought before such meeting) generally must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (i) the 60th day prior to such meeting or (ii) the 10th day after public announcement of the date of such meeting is first made). The By-Laws specify information required to be provided to the Company by stockholders to comply with the Stockholder Notice Procedure.

  By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure will afford the Company's Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Company's Board, to inform stockholders about such qualifications. Although the Company's By-Laws do not give the Company's Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

  Section 203 of the Delaware General Corporation Law ("Section 203") prohibits certain persons ("interested stockholders") from engaging in a "business combination" with a Delaware corporation for three years following the date such persons become interested stockholders. Interested stockholders generally include (i) persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation and (ii) persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which such a person's status as an interested stockholder is determined. Subject to certain exceptions, a "business combination" includes, among other things (i) mergers or consolidations, (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, (iii) transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder or (v) any receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

  Section 203 does not apply to a business combination if (i) before a person becomes an interested stockholder, the board of directors of the corporation approves the transaction in which the interested stockholder became an interested stockholder or approves the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares) or (iii) following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and
(b) authorized at a regular or special meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

  Certain provisions of the Stock Purchase Agreement require the Company to make additional payments to the Selling Stockholders in the event of a "change of control" during a specified period following the consummation of the Offerings which may make more difficult the acquisition of control of the Company. See "Selling Stockholders--Selling Stockholders' Agreements".

  For a discussion of the preferred share purchase rights associated with the outstanding shares of Common Stock, which also have certain anti-takeover effects, reference is made to the description of the Company's Rights Agreement contained in Amendment No. 5 to the Company's Registration Statement on Form 8-A, dated February 25, 1997, which is incorporated by reference herein. See "Available Information".

PREFERRED STOCK

  The Company currently has no shares of Preferred Stock outstanding. The Company is authorized to issue 10,000,000 shares of Preferred Stock, which may be issued from time to time in one or more series with such voting rights, dividend rates, rights, preferences and limitations as may be determined by the Company's Board of Directors. Satisfaction of any dividend preferences of any outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends to holders of the Common Stock. Holders of any Preferred Stock may be entitled to vote with the holders of the Common Stock on some or all matters submitted to stockholders. Holders of Preferred Stock would normally be entitled to receive a preference payment before any payment is made to holders of Common Stock in the event of any liquidation, dissolution or winding up of the Company. The Company has authorized a series of Preferred Stock in connection with its Preferred Share Purchase Rights Plan, a description of which is contained in Amendment No. 5 to the Company's Registration Statement on Form 8-A, dated February 25, 1997, which is incorporated by reference herein. See "Available Information".

                             SELLING STOCKHOLDERS

  The following table sets forth the name of each Selling Stockholder, and for each, the number of shares of Common Stock owned beneficially at the commencement of the Offerings, the maximum number of shares which may be offered for sale and the number of shares of Common Stock to be repurchased by the Company. After giving effect to the Offerings and the Repurchase, the number of shares beneficially owned by the Selling Stockholders in the aggregate will be less than one percent of the outstanding shares of Common Stock. See "--Selling Stockholders' Agreements".

                                    NUMBER OF SHARES      TOTAL       TOTAL
                                    OF COMMON STOCK     SHARES TO  SHARES TO BE
                                   BENEFICIALLY OWNED      BE      SOLD IN THE
NAME                              BEFORE THE OFFERINGS REPURCHASED  OFFERINGS
----                              -------------------- ----------- ------------
ALSAM Trust(1), for the benefit
 of:
 L.S. Skaggs ...................       10,274,195       4,544,802   5,729,393
 Aline W. Skaggs ...............          185,452          82,035     103,417
Six S. Ranch, Inc.(2)...........           20,000           8,847      11,153
ALSAM Foundation(3).............        2,046,930         905,462   1,141,468
Skaggs Family Foundation for
 Roman Catholic and Community
 Charities(4)...................          675,000         298,587     376,413
Skaggs Institute for
 Research(5)....................        1,950,000         862,585   1,087,415
Lynda Sue Skaggs Balukoff.......          402,545         178,066     224,479
Claudia Skaggs Luttrell.........          437,472         193,516     243,956
The Northern Trust Company, as
 trustee under the L.S. Skaggs &
 Aline W. Skaggs Charitable
 Remainder Unitrust #1 and the
 L.S. Skaggs & Aline W. Skaggs
 Charitable Remainder Unitrust
 #2.............................        7,314,400       3,235,534   4,078,866
The Northern Trust Company, as
 trustee under the Lynda Sue
 Balukoff Charitable Remainder
 Unitrust #1 and the Lynda Sue
 Balukoff Charitable Remainder
 Trust #2.......................          355,000         157,035     197,965
The Northern Trust Company, as
 trustee under the Claudia
 Skaggs Luttrell Charitable
 Remainder Unitrust #1, the
 Claudia Skaggs Luttrell
 Charitable Remainder Unitrust
 #2 and certain trusts for the
 benefit of Claudia Skaggs
 Luttrell.......................        1,695,730         750,108     945,622
The Northern Trust Company, as
 trustee under the Don L. Skaggs
 Charitable Remainder Unitrust
 #1, the Don L. Skaggs
 Charitable Remainder Unitrust
 #2 and certain trusts for the
 benefit of Don L. Skaggs.......        1,452,665         642,588     810,077
The Northern Trust Company, as
 trustee under a trust for the
 benefit of Mark S. Skaggs(6)...           49,200          21,764      27,436
The Northern Trust Company, as
 trustee under certain trusts
 for the benefit of
 grandchildren of L.S. Skaggs
 and Aline W. Skaggs............           70,980          31,398      39,582
U.S. Bank, as trustee under The
 Lynda Sue Skaggs (Balukoff)
 Personal Trust.................          317,084         140,262     176,822
U.S. Bank, as trustee under
 certain trusts for the benefit
 of grandchildren of L.S. Skaggs
 and Aline W. Skaggs............          163,479          72,315      91,164
U.S. Bank, as trustee under the
 Balukoff Charitable Remainder
 Trust..........................          220,000          97,318     122,682

--------
(1) A Utah Trust, of which Claudia Skaggs Luttrell, Don L. Skaggs, Michael T. Miller and George L. Moosman are trustees.
(2) A Utah corporation, wholly owned by the Alsam Trust, principally engaged in the activity of ranching.
(3) A charitable foundation, of which L.S. Skaggs, Aline W. Skaggs and Don L. Skaggs are members of the managing committee.
(4) A charitable foundation, of which Aline W. Skaggs, Claudia Skaggs Luttrell and Don L. Skaggs are members of the board of trustees.
(5) A charitable foundation, of which L.S. Skaggs and Aline W. Skaggs are members of the board of directors.
(6) Mark Stanley Skaggs is also the beneficiary of The Mark Stanley Skaggs Personal Trust, under which Wells Fargo Bank is trustee and which owns 3,459 shares of Common Stock not subject to the Stock Purchase Agreement or the Registration Rights Agreement, and which are not included in the Offerings or the Repurchase.

  L.S. Skaggs has been a director of the Company since 1950, served as Chairman of the Board of the Company from 1962 to July 1995, and has been a consultant to the Company since July 1995. Aline W. Skaggs was a director of the Company from 1981 to 1994. L.S. Skaggs and Aline W. Skaggs are married, and are the parents of Don L. Skaggs, Lynda Sue Skaggs Balukoff, Claudia Skaggs Luttrell and Mark S. Skaggs, all of whom are Selling Stockholders and/or beneficiaries of certain trusts which are Selling Stockholders. Don L. Skaggs, Executive Vice President of the Company since March 1993 and a director of the Company since 1994, is a trustee or officer of certain of the Selling Stockholders. The above table does not include Don L. Skaggs' shares held under employee benefit plans. Michael T. Miller, a director of the Company since 1992, is a trustee or officer of certain of the Selling Stockholders. Pursuant to the Stock Purchase Agreement described below, Messrs. L.S. Skaggs, Don L. Skaggs and Michael T. Miller have agreed to resign as directors of the Company after the Selling Stockholders shall in the aggregate beneficially own less than 5% of the outstanding shares of Common Stock of the Company.

SELLING STOCKHOLDERS' AGREEMENTS

  The following is a description of certain terms of the Stock Purchase Agreement and the Registration Rights Agreement, copies of which have been filed as exhibits to the Registration Statement. The following description does not purport to be complete and is qualified in its entirety by reference to such exhibits.

  Pursuant to the Stock Purchase Agreement, the Company has agreed to repurchase 12,222,222 shares of Common Stock from the Selling Stockholders for $45 per share. The Offerings are conditioned upon the Repurchase and all such transactions are expected to be consummated simultaneously. Selling Stockholders holding a majority of the shares held by the Selling Stockholders but not subject to the Repurchase (such shares, the "Retained Shares") have the right to terminate the Offerings prior to pricing hereof if the Selling Stockholders are advised by Goldman, Sachs & Co. and J.P. Morgan Securities Inc. that the initial public offering price for the shares offered hereby would be below $45 per share. The obligation of the Selling Stockholders to consummate the Repurchase is subject to, among other things, the consummation of the Offerings, unless such condition is waived by Selling Stockholders holding two-thirds of the shares subject to the Repurchase. The obligation of the parties to consummate the Repurchase is also subject to, among other things, there not having elapsed more than 60 days following the date of filing of the registration statement relating to the Offerings (the "Registration Statement"), subject to certain exceptions.

  Pursuant to the Stock Purchase Agreement, the Selling Stockholders have agreed to certain "standstill" provisions with respect to the Company, including, among other things, and subject to certain exceptions, that such persons will not take certain actions, or assist or encourage others to take certain actions, with respect to an acquisition of any shares of the Company, a solicitation of proxies or the making of a stockholder proposal or a transfer, sale or pledge of such persons' shares of Common Stock (and providing for, in the case of certain permitted transfers or sales, a right of first refusal, subject to certain exceptions, in favor of the Company to acquire such shares). Such "standstill" provisions will remain in effect until February 20, 2007, provided that if neither the Repurchase nor the Offerings are consummated, such "standstill" provisions shall remain in effect until August 20, 1999. If neither the Repurchase nor the Offerings are consummated as a result of a breach by or a failure of representations of the Company under the Stock Purchase Agreement, the Registration Rights Agreement or the Underwriting Agreement, the "standstill" provisions will terminate upon termination of the Stock Purchase Agreement.

  Pursuant to the Stock Purchase Agreement, if, during the six-month period following consummation of the Repurchase, (i) a "change of control" (as defined in the Stock Purchase Agreement) of the Company occurs or the Company enters into an agreement with a third party resulting in a "change of control" at a price above $45 per share or (ii) the Company enters into an agreement for an asset sale that is not a "change of control" in which the Company receives consideration of over $1 billion or (iii) the Company effects, by spin-off or other distribution, the transfer of ownership of one or more businesses or operating units having alone or in the aggregate an equity market capitalization (plus indebtedness for borrowed money) in excess of $1 billion, then the Company will pay certain additional consideration to the Selling Stockholders following the consummation of such transactions. The Company has also agreed to pay certain financial advisory fees and expenses of Goldman, Sachs & Co., in its capacity as financial advisor to certain of the Selling Stockholders, and the reasonable fees and expenses of counsel to the Selling Stockholders.

  Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), the Company has agreed to file the Registration Statement and to use all reasonable efforts to cause the Registration Statement to be declared effective as soon as possible and in any event not more than 60 days after filing. Under the Registration Rights Agreement, the Selling Stockholders will be required to sell the Retained Shares in the Offerings promptly following the Registration Statement being declared effective, provided that the Offerings may be terminated (at the option of Selling Stockholders holding a majority of the Retained Shares) if the Selling Stockholders are advised by Goldman, Sachs & Co. and J.P. Morgan Securities Inc. that the price for the shares in the Offerings would be below $45 per share. In the event the Offerings are so terminated, the Selling Stockholders have the right to two demand registrations if the "standstill" period is 30 months, or three demand registrations if the "standstill" period is ten years, and unlimited piggyback registrations during the standstill period or until there are fewer than 2 million Retained Shares. In connection with an exercise of such registration rights, subject to certain conditions and exceptions, the Company and each Selling Stockholder has agreed not to effect any public sale or distribution of securities of the Company similar to those proposed to be registered during the 10-day period prior to the effective date of the applicable registration statement or during the period beginning on such effective date and ending on the later of the completion of the distribution of such securities pursuant to such offering and 90 days after such effective date. In the Registration Rights Agreement, the Company has agreed to pay the expenses, other than underwriting discounts or commissions, incident to an offering thereunder, provided that if the proceeds to the Selling Stockholders in the Offerings, net of underwriting discounts and commissions, would be less than $45 per share, then the Company shall bear such proportion of such underwriting discounts and commissions such that the net proceeds to the Selling Stockholders shall equal the lesser of $45 per share and the initial public offering price.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Offerings will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York, and for the U.S. Underwriters and the International Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The consolidated financial statements of American Stores Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended February 3, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Commission) given upon the authority of such firm as experts in accounting and auditing.

                                 UNDERWRITING

  Subject to the terms and conditions of the U.S. Underwriting Agreement, the Selling Stockholders have severally agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., J.P. Morgan Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and Smith Barney Inc. are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                      NUMBER OF
                                                                      SHARES OF
                                                                        COMMON
                               UNDERWRITERS                             STOCK
                               ------------                           ----------
     Goldman, Sachs & Co.............................................
     J.P. Morgan Securities Inc......................................
     Donaldson, Lufkin & Jenrette Securities Corporation.............
     Morgan Stanley & Co. Incorporated...............................
     Smith Barney Inc................................................
                                                                      ----------
             Total................................................... 12,326,330

  Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $   per share. The U.S. Underwriters may
allow, and such dealers may re-allow, a concession not in excess of $   per
share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the U.S. Underwriters.

  The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 3,081,580 shares of Common Stock in an international offering outside of the United States. The initial public offering price and aggregate underwriting discount per share for the Offerings are identical. The closing of the International Offering is a condition to the closing of the U.S. Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, J.P. Morgan Securities Ltd., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. International Limited and Smith Barney Inc.

  Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters named herein has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver shares of Common Stock, directly or indirectly, only in the United States of America (including the 50 States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered as part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,848,949 additional shares of Common Stock, solely to cover over-allotments, if any. If the U.S. Underwriters exercise such over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 12,326,330 shares offered hereby. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 462,237 additional shares of Common Stock.

  The Selling Stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock, securities substantially similar to the Common Stock, or securities exchangeable for or convertible into shares of Common Stock, or any substantially similar security for a period of 90 days after the date of this Prospectus without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings. The Company has agreed, with certain limited exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock, securities substantially similar to the Common Stock, or securities exchangeable for or convertible into shares of Common Stock or any substantially similar security (other than pursuant to employee stock option or purchase plans, or upon the conversion or exchange of convertible or exchangeable securities outstanding on the date of this Prospectus) for a period of 90 days after the date of this Prospectus without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  During and after the Offerings, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange or the Philadelphia Stock Exchange, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

  Certain of the U.S. Underwriters and International Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates (including certain of the Selling Stockholders) for which such U.S. Underwriters and International Underwriters have received and will receive customary fees and commissions. The amount of outstanding debt borrowed directly under the Credit Facility, at a weighted average interest rate of 5.6%, was $957 million at February 1, 1997, of which $123 million was owed to Morgan Guaranty Trust Company of New York, the agent bank under the Credit Facility. The Company will incur additional indebtedness under the Amended Credit Facilities in connection with the Repurchase. The Amended Credit Facilities are expected to include a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility. In addition, the Company had $100 million outstanding at February 1, 1997 under a 364-day credit line with Morgan Guaranty Trust Company of New York, at an interest rate of 5.7%. Morgan Guaranty Trust Company of New York, a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated, is an affiliate of each of J.P. Morgan Securities Inc., a manager of the U.S. Offering, and J.P. Morgan Securities Ltd., a manager of the International Offering.

  This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

            [pictures of exteriors and interiors of certain stores]

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   3
Incorporation of Certain Documents by Reference..........................   4
The Company..............................................................   5
Recent Developments......................................................   6
Price Range of Common Stock and Dividend Policy..........................  10
Use of Proceeds..........................................................  10
Capitalization...........................................................  11
Selected Consolidated Financial Data.....................................  12
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  14
Business.................................................................  19
Description of Capital Stock.............................................  25
Selling Stockholders.....................................................  28
Legal Matters............................................................  31
Experts..................................................................  31
Underwriting............................................................. U-1

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                               15,407,910 SHARES

                            AMERICAN STORES COMPANY

                                 COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

                          --------------------------

                                    [LOGO]

                          --------------------------

                             GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             MORGAN STANLEY & CO.
                                 INCORPORATED

                               SMITH BARNEY INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

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                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all fees and expenses payable in connection with the issuance and distribution of the shares of Common Stock, other than underwriting discounts and commissions. All such fees and expenses will be paid by the Company. All the amounts shown are estimates, except for the Securities and Exchange Commission registration fee.

     Securities and Exchange Commission registration fee.............. $241,289
     "Blue Sky" fees and expenses.....................................   15,000
     Legal fees and expenses..........................................  200,000
     Accounting fees and expenses.....................................   30,000
     Printing expenses................................................  125,000
     Miscellaneous....................................................   63,711
                                                                       --------
       Total.......................................................... $675,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Reference is made to Section 145 of the Delaware General Corporation Law which provides for indemnification of directors and officers in certain circumstances. Article Nine of the Restated Certificate of Incorporation of the Company provides the following:

  9.01 Elimination of Certain Liability of Directors. A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

  Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

  9.02 Indemnification and Insurance.

  (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Director or officer of the Corporation or while serving as a Director or officer of the Corporation is or was also serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a Director or officer, and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right (which may not be reduced or limited by any repeal or modification of this Section 9.02) and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a Director or officer in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such person while a Director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Director or officer, to repay all amounts so advanced if it shall ultimately be determined that such Director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of Directors and officers.

  (b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this
Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

  (c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested Directors or otherwise.

  (d) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss whether or not the Corporation would have the power to indemnify such person against such expense, liability to or loss under the Delaware General Corporation Law.

  In addition, the Company maintains a directors' and officers' liability insurance policy.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
   1.1   Form of U.S. Underwriting Agreement.*
   1.2   Form of International Underwriting Agreement.*
   4.1   The Restated Certificate of Incorporation of American Stores Company,
         as amended, is incorporated herein by reference to Exhibit 3.1 of the
         Company's Form 10-K for the fiscal year ended February 3, 1996, as filed with the Commission on April 19, 1996.
   4.2   The By-Laws of American Stores Company, as amended, are incorporated herein by reference to Form 8-K filed with the Commission on September
         23, 1996.
   4.3   Rights Agreement, dated as of March 8, 1988, between the Company and
         First Chicago Trust Company of New York, formerly Morgan Stockholder
         Services Trust Company, as Rights Agent, and the amendments thereto
         (the "Rights Agreement"), are incorporated by reference to the
         Company's Registration Statement on Form 8-A, as filed with the
         Commission on March 16, 1988, and Amendments No. 1, 2, 3, 4 and 5 to
         such Registration Statement, as filed with the Commission on March 28,
         1990, July 17, 1991, May 17, 1994, July 3, 1996 and February 25, 1997,
         respectively.
   4.4   Stock Purchase Agreement, dated as of February 20, 1997, by and among the Company, L.S. Skaggs, Aline W. Skaggs, and certain Stockholders named therein, incorporated by reference to Exhibit 1 to the Company's
         Report on Form 8-K, as filed with the Commission on February 21, 1997, and related letter agreements executed by certain Stockholders identified on Schedule 2 of the Stock Purchase Agreement.
   4.5   Registration Rights Agreement, dated as of February 20, 1997, by and among the Company, L.S. Skaggs, Aline Skaggs and certain stockholders named therein, incorporated by reference to Exhibit 3 to the Company's
         Report on Form 8-K, filed with the Commission on February 21, 1997.
   5.1   Opinion of Wachtell, Lipton, Rosen & Katz as to legality.*
  23.1   Consent of Ernst & Young LLP.
  23.2   Consent of Wachtell, Lipton, Rosen & Katz (contained in the opinion filed as Exhibit 5.1 to this Registration Statement).
  24.1   Powers of Attorney.

--------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3, AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN SALT LAKE CITY, UTAH ON THE 4TH DAY OF MARCH, 1997.

                                          American Stores Company

                                                      VICTOR L. LUND
                                          By: _________________________________
                                              VICTOR L. LUND CHAIRMAN OF THE
                                             BOARD AND CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

           VICTOR L. LUND              Chairman of the          March 4, 1997
-------------------------------------   Board, Chief
           VICTOR L. LUND               Executive Officer
                                        and Director
                                        (Principal
                                        Executive Officer)

             TERESA BECK               Chief Financial          March 4, 1997
-------------------------------------   Officer (Principal
             TERESA BECK                Financial and
                                        Accounting Officer)

                  *                    Director                 March 4, 1997
-------------------------------------
           HENRY I. BRYANT

                  *                    Director                 March 4, 1997
-------------------------------------
         LOUIS H. CALLISTER

                  *                    Director                 March 4, 1997
-------------------------------------
        ARDEN B. ENGEBRETSEN

                  *                    Director                 March 4, 1997
-------------------------------------
           JAMES B. FISHER

                  *                    Director                 March 4, 1997
-------------------------------------
         FERNANDO R. GUMUCIO

              SIGNATURE                         TITLE                DATE

                  *                     Director                March 4, 1997
-------------------------------------
           LEON G. HARMON

                  *                     Director                March 4, 1997
-------------------------------------
         DONALD B. HOLBROOK

                  *                     Director                March 4, 1997
-------------------------------------
           JOHN E. MASLINE

                  *                     Director                March 4, 1997
-------------------------------------
          MICHAEL T. MILLER

                  *                     Director                March 4, 1997
-------------------------------------
         BARBARA S. PREISKEL

                  *                     Director                March 4, 1997
-------------------------------------
             J. L. SCOTT

                  *                     Director                March 4, 1997
-------------------------------------
             L.S. SKAGGS

                  *                     Director                March 4, 1997
-------------------------------------
            DON L. SKAGGS

                  *                     Director                March 4, 1997
-------------------------------------
           ARTHUR K. SMITH


            VICTOR L. LUND
*By: ________________________________
    VICTOR L. LUND, AS ATTORNEY-IN-
                 FACT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
   1.1   Form of U.S. Underwriting Agreement.*
   1.2   Form of International Underwriting Agreement.*
   4.1   The Restated Certificate of Incorporation of American Stores Company,
         as amended, is incorporated herein by reference to Exhibit 3.1 of the
         Company's Form 10-K for the fiscal year ended February 3, 1996, as filed with the Commission on April 19, 1996.
   4.2   The By-Laws of American Stores Company, as amended, are incorporated herein by reference to Form 8-K filed with the Commission on September
         23, 1996.
   4.3   Rights Agreement, dated as of March 8, 1988, between the Company and
         First Chicago Trust Company of New York, formerly Morgan Stockholder
         Services Trust Company, as Rights Agent, and the amendments thereto
         (the "Rights Agreement"), are incorporated by reference to the
         Company's Registration Statement on Form 8-A, as filed with the
         Commission on March 16, 1988, and Amendments No. 1, 2, 3, 4 and 5 to
         such Registration Statement, as filed with the Commission on March 28,
         1990, July 17, 1991, May 17, 1994, July 3, 1996 and February 25, 1997,
         respectively.
   4.4   Stock Purchase Agreement, dated as of February 20, 1997, by and among the Company, L.S. Skaggs, Aline W. Skaggs, and certain Stockholders named therein, incorporated by reference to Exhibit 1 to the Company's
         Report on Form 8-K, as filed with the Commission on February 21, 1997, and related letter agreements executed by certain Stockholders identified on Schedule 2 of the Stock Purchase Agreement.
   4.5   Registration Rights Agreement, dated as of February 20, 1997, by and among the Company, L.S. Skaggs, Aline Skaggs and certain stockholders named therein, incorporated by reference to Exhibit 3 to the Company's
         Report on Form 8-K, as filed with the Commission on February 21, 1997.
   5.1   Opinion of Wachtell, Lipton, Rosen & Katz as to legality.*
  23.1   Consent of Ernst & Young LLP.
  23.2   Consent of Wachtell, Lipton, Rosen & Katz (contained in the opinion filed as Exhibit 5.1 to this Registration Statement).
  24.1   Powers of Attorney.

--------
* To be filed by amendment.